Filed Pursuant to Rule 424(b)(3)

Registration No. 333-101304

ACTIVISION, INC.

SUPPLEMENT TO PROSPECTUS

DATED AUGUST 5, 2003

This Prospectus Supplement should be read in conjunction with the Prospectus dated August 5, 2003 (the “Prospectus”), which relates to the issuance from time to time, in one or more offerings, of up to $250,000,000 of any combination of certain securities, described in the Prospectus of Activision, Inc., in connection with our acquisition of the assets, business or securities of other companies whether by purchase, merger, or any other form of business combination.

On June 6, 2006, we acquired RedOctane, Inc. (“RedOctane”) pursuant to an Agreement and Plan of Merger dated as of May 6, 2006, as amended (the “Agreement”) among Activision, Inc., Activision Publishing, Inc., Green Hydro Acquisition, Inc., RedOctane, and the holders of RedOctane Common Stock, Series A Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock (collectively, the “Shareholders”). In accordance with the Agreement, RedOctane merged with and into Green Hydro Acquisition, Inc., a wholly-owned subsidiary of Activision.

Upon completion of the merger, each Shareholder received cash and, subject to certain exceptions, their pro-rata portion of up to 2,382,077 shares of Activision, Inc. common stock, par value $.000001 per share. In addition, each Shareholder will receive, subject to certain exceptions, their pro-rata portion of the number of shares of Activision, Inc. common stock, par value $.000001 per share, equal to $39,000,000, based upon the ten-day trading average of such stock ending on the trading day two business days prior to the distribution to the Shareholders, subject to adjustment. In the event the net income of the surviving corporation over a certain period of time exceeds certain levels (the “Target Levels”), each Shareholder will also receive as contingent consideration, subject to certain exceptions, their pro-rata portion of up to 4,049,526 shares of Activision, Inc. common stock, par value $.000001 per share. The total value of the shares which may be distributed as contingent consideration is $51,000,000. In the event the net income of the surviving corporation exceeds the Target Levels by certain amounts, then two shareholders who are also executives of RedOctane will each be entitled to receive up to 277,910 shares of Activision, Inc. common stock, par value $.000001 per share, for a total aggregate value of $7,000,000.

On June 6, 2006, the closing sale price of our common stock as reported by Nasdaq was $12.35 per share.

The dollar amount of RedOctane’s revenues and assets are not significant to our financial condition and results of operations.

This prospectus supplement is not complete without, and may not be delivered or used, except in connection with, Activision’s Prospectus dated August 5, 2003, including any amendments or supplements to that Prospectus.

The date of this Prospectus Supplement is June 8, 2006.